Exhibit 3

For immediate release	13 September 2011

WPP plc (“WPP”)

Issue of shares pursuant to the conversion of loan notes issued in the capital of WPP plc

Application for listing

WPP plc (the Company) announces that an application has been made to the UK Listing Authority and to the London Stock Exchange for 337,750 ordinary shares of ten pence each in the capital of the Company, issued to certain individuals as deferred consideration for the sale of their shares in Clemmow Hornby Inge Limited pursuant to a sale and purchase agreement dated 23 April 2007, to be admitted to the Official List maintained by the UK Listing Authority and to trading on the London Stock Exchange. It is expected that admission will be granted and dealings will commence on 14 September 2011

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204